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                                                     FORM 6-K


                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of February, 2005

Commission File Number __________________________________________

                                 Genterra Inc.
                (Translation of registrant's name into English)

                106 Avenue Road, Toronto, Ontario, Canada M5R 2H3
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F....X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Included in this Report on Form 6-K:

Interim Financial Statements for the Three-month Period ended December 31, 2004

Management's Discussion and Analysis of Financial Condition and Results of Operations for the Three-month Period ended December 31, 2004

Certification of Interim Filings - Mark Litwin

Certification of Interim Filings - Stan Abramowitz

                                                                  GENTERRA INC.




























                                 INTERIM REPORT


Notice to Reader Management has compiled the unaudited interim financial information of Genterra Inc. consisting of the interim consolidated balance sheet as at December 31, 2004 and the interim consolidated statement of operations, retained earnings and cash flows for the three-month period then ended. An accounting firm has not reviewed or audited this interim financial information.


                                GENTERRA INC.


                           CONSOLIDATED BALANCE SHEET



------------------------------------------------------------------------------------------


                                                                (Unaudited)
                                                          December 31      September 30
                                                            2004              2004
                                   A S S E T S
CURRENT
  Cash and short-term investments                      $ 2,096,695     $ 1,758,109
  Marketable securities                                    756,598         723,842
  Accounts receivable                                      711,064         589,630
  Income taxes receivable                                   21,720           6,425
  Prepaid expenses                                          47,997         163,660
  Current portion of loan and mortgage receivable          957,107       1,007,107
  Future income taxes                                      230,779         299,500
                                                       -----------     -----------
                                                         4,821,960       4,548,273

LOAN AND MORTGAGE RECEIVABLE                               250,000         300,000

INVESTMENTS                                              2,463,504       2,667,347

RENTAL REAL ESTATE PROPERTIES                           12,462,186      12,558,311

FUTURE INCOME TAXES                                        316,302         363,193
                                                       -----------     -----------

                                                       $20,313,952     $20,437,124
                                                       ===========     ===========



                              L I A B I L I T I E S
CURRENT
  Accounts payable and accrued liabilities            $    389,933    $    353,385
  Current portion of long-term debt                      2,901,680       2,939,255
                                                      ------------    ------------
                                                         3,291,613       3,292,640

LONG-TERM DEBT                                           2,113,471       2,189,443

FUTURE INCOME TAXES                                      1,312,313       1,329,125
                                                      ------------    ------------

                                                         6,717,397       6,811,208
                                                      ------------    ------------



                      S H A R E H O L D E R S' E Q U I T Y

CAPITAL STOCK                                           13,133,945      13,133,945

CUMULATIVE TRANSLATION ACCOUNT                            (439,543)       (319,016)

RETAINED EARNINGS                                          902,153         810,987
                                                      ------------    ------------
                                                        13,596,555      13,625,916
                                                      ------------    ------------

                                                      $ 20,313,952    $ 20,437,124
                                                      ============    ============

                                  GENTERRA INC.

                      CONSOLIDATED STATEMENT OF OPERATIONS
                              AND RETAINED EARNINGS

                      THREE MONTHS ENDED DECEMBER 31, 2004

                                                            (Unaudited)

                                                       2004              2003
REVENUE
  Rent                                             $   763,899  $           -
  Investment income                                     48,572         23,082
                                                   -----------    -----------
                                                       812,471         23,082
EXPENSES
  Administrative and general                           360,539         12,979
                                                   -----------    -----------

Earnings before the following                          451,932         10,103

  Amortization                                         148,434              -
  Interest on long-term debt                            98,338              -
                                                   -----------    -----------
                                                       246,772              -
                                                   -----------    -----------

Earnings before the undernoted                         205,160         10,103

  Equity in loss of investee                           (58,143)       (27,112)
  Gain on issuance of shares by equity investee              -             76
  Gain on sale of shares of equity investee             42,949              -
                                                   -----------    -----------
                                                       (15,194)       (27,036)
                                                   -----------    -----------

Earnings (loss) before income taxes                    189,966        (16,933)

  Income taxes                                          98,800          4,519
                                                   -----------    -----------

NET EARNINGS (LOSS) FOR THE PERIOD                      91,166        (21,452)

Retained earnings (deficit), beginning of period       810,987     (2,631,658)
                                                   -----------    -----------

RETAINED EARNINGS (DEFICIT), END OF PERIOD         $   902,153    $(2,653,110)
                                                   ===========    ===========


EARNINGS PER SHARE
  Basic                                            $      0.00    $      0.00
  Diluted                                          $      0.00    $      0.00

Weighted average number of  shares
  Basic                                             18,763,237     12,867,581
  Diluted                                           18,763,237     12,867,581


Notes to Interim Financial Statements

Effective December 31, 2003, Mirtronics Inc. ("Mirtronics") completed the amalgamation with Genterra Investment Corporation. This transaction was accounted for using the purchase method, with Mirtronics considered as the acquirer. Accordingly, the 2003 comparative figures are those of Mirtronics. The amalgamated company continues under the name Genterra Inc.

The accompanying unaudited consolidated financial statements have been prepared by the Company in accordance with accounting principles generally accepted in Canada on a basis consistent with those followed in the most recent audited consolidated financial statements. These unaudited consolidated financial statement do not include all the information and footnotes required by the generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the audited consolidated financial statements and notes included in the Company's Annual Report for the year ended September 30, 2004.

                                  GENTERRA INC.



                      CONSOLIDATED STATEMENT OF CASH FLOWS

                      THREE MONTHS ENDED DECEMBER 31, 2004



                                                                      (Unaudited)

                                                                 2004           2003
OPERATING ACTIVITIES
  Net earnings (loss) for the period                       $    91,166    $   (21,452)
  Amortization                                                 148,434              -
  Equity in loss of investee                                    58,143         27,112
  Gain on issuance of shares by equity investee                      -            (76)
  Gain on sale of shares of equity investee                    (42,949)             -
  Future income taxes                                           98,800          4,437
                                                           -----------    -----------
                                                               353,594         10,021
  Change in non-cash components of working capital
    Accounts receivable                                       (121,434)        24,841
    Income taxes receivable                                    (15,295)          (105)
    Prepaid expenses and deposits                              115,663        (36,653)
    Accounts payable and accrued liabilities                    36,548         32,307
                                                           -----------    -----------
                                                               369,076         30,411
                                                           -----------    -----------


FINANCING ACTIVITIES
  Repayment of long-term debt                                 (113,547)             -
                                                           -----------    -----------


INVESTING ACTIVITIES
  Change in marketable securities                              (32,756)        92,295
  Decrease in investment in note and mortgage receivable       100,000         50,000
  Expenditures on rental real estate properties                (52,310)             -
  Proceeds on sale of shares of equity investee                 68,123              -
  Purchase of shares of equity investee                              -       (416,056)
                                                           -----------    -----------
                                                                83,057       (273,761)
                                                           -----------    -----------

CHANGE IN CASH AND CASH EQUIVALENTS                            338,586       (243,350)

Cash and cash equivalents, beginning of period               1,758,109        407,312
                                                           -----------    -----------

CASH AND CASH EQUIVALENT, END OF PERIOD                    $ 2,096,695    $   163,962
                                                           ===========    ===========




Supplementary cash flow information:

   Income taxes paid, net                                  $    20,988    $       187
   Interest paid (received), net                           $    69,758    $   (32,739)


                                  GENTERRA INC.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                                       OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

               FOR THE THREE-MONTH PERIOD ENDED DECEMBER 31, 2004


On December 31, 2003, Mirtronics Inc. ("Mirtronics") and Genterra Investment Corporation ("Genterra Investment") completed an amalgamation to form Genterra Inc. (the "Company"). Genterra Inc. is a management and holding company whose assets include rental real estate properties, equity investments, and loan and mortgage receivable. The terms of the amalgamation agreement provided that all of the voting securities of Genterra Investment would be exchanged for shares of the combined entity on a 1 for 1 basis, and the voting securities of Mirtronics would be exchanged for shares of the combined entity on a 1.25 for 1 basis. The transaction is accounted for using the purchase method, with Mirtronics considered the acquirer. The December 31, 2003 results of operations are the pre-amalgamation results of Mirtronics for the three-month period ended December 31, 2003.



LIQUIDITY AND CAPITAL RESOURCES

The Company's principal sources of liquidity are cash on hand, marketable securities and cash flow from rental and investment operations. In addition, the Company has an outstanding Note Receivable of $350,000 with scheduled repayments.

The Company's working capital amounted to $1,530,347 at December 31, 2004, compared to $1,255,633 at September 30, 2004. The ratio of current assets to current liabilities was 1.46:1 at December 31, 2004 and 1.38:1 at September 30, 2004. The Company's working capital and ratio of current assets to current liabilities have been impacted by the classification as a current liability of approximately $2.5 million of long-term debt, due in April 2005, relating to a mortgage on one of its properties. With the implementation of a new mortgage arrangement in respect of this property, this debt should be reclassified, once again, as a long-term liability.

During the three-month period ended December 31, 2004, the Company's cash position increased by $338,586 to $2,096,695. The change was due to the net result of the following cash increases and utilizations:

- - Operating Activities increased cash by $369,076. This was as a result of $353,594 in cash generated from operations and $15,482 of cash realized from changes in non-cash components of working capital.

- - Financing Activities utilized $113,547 in cash to make scheduled repayments on mortgage obligations.

- - Investing Activities increased cash by $83,057. The Company realized the following increases: $100,000 in principal payments received on the outstanding note receivable and $68,123 on the sale of shares of the Company's equity investee, Synergx Systems Inc. ("Synergx"). During the period, the Company utilized $32,756 due to an increase in marketable securities and $52,310 for additions to rental real estate properties and equipment.

The Company will require approximately $1,800,000 in order to meet its ongoing expected costs for the next twelve months. These costs include real estate operating expenses, fees for management and administrative services provided to the Company, legal and audit fees, financing expenses and public company shareholder costs. The Company expects to generate the revenue required in order to service these expenditures from rental revenue from existing leased real estate and investment income. In addition, the Company has scheduled debt repayments of approximately $2.9 million in the next twelve months. This includes approximately $2.5 million relating to a mortgage which matures in April 2005. The Company has begun negotiations for a new mortgage arrangement to replace this facility. Cash flow from annual operations will be used to finance the regularly scheduled debt repayments.

With the completion of the amalgamation, the amalgamated entity benefits from a single administrative, overhead and accounting facility which has resulted in the elimination of duplicative annual legal and audit fees and public company shareholder costs. Management believes that the combination of resources into a larger corporation has resulted in an organization substantially stronger, with greater financial resources, better business prospects and a greater ability to finance its activities than either of the amalgamating corporations had separately. The amalgamated corporation has a larger income base consisting of net real estate revenue, interest income and potential gains on marketable securities. Cash flow from operations together with an increased equity base with more varied assets, should help facilitate the financing of future growth through an expansion of the Company's real estate holdings. Management continues to analyze future potential real estate investments in order to deploy available resources to expand the portfolio. Management seeks to acquire real estate investments that provide both income and the potential for capital appreciation. The financing of any such acquisitions will normally be through a combination of internal resources and commercial/institutional mortgages. Management will consider deploying resources into other investment areas in order to increase the company's cash flow from operations.


RESULTS OF OPERATIONS

The following tables set forth items derived from the consolidated statements of operations (expressed in thousands of dollars except for earnings per share) for each of the eight most recently completed quarters. The quarters prior to January 1, 2004 reflect the pre-amalgamation results of Mirtronics.



     Fiscal 2005           First
                           Quarter
----------------------------------------------------------
     Revenue                 $  812
     Net earnings                91
     Earnings per share
         Basic               $ 0.00
         Diluted             $ 0.00



     Fiscal 2004           First            Second            Third             Fourth
                           Quarter          Quarter           Quarter           Quarter
-----------------------------------------------------------------------------------------
     Revenue               $     21         $   790           $  714            $  751
     Net earnings (loss)        (21)            128              217               466
     Earnings per share
         Basic               $ 0.00          $ 0.01           $ 0.01            $ 0.02
         Diluted             $ 0.00          $ 0.01           $ 0.01            $ 0.02



     Fiscal 2003           Second           Third             Fourth
                           Quarter          Quarter           Quarter
-------------------------------------------------------------------------------
     Revenue               $     20          $   20           $   22
     Net earnings (loss)       (121)           (149)             238
     Earnings (loss) per share
            Basic           ($ 0.01)        ($ 0.01)          $ 0.02
            Diluted         ($ 0.01)        ($ 0.01)          $ 0.02




Period ended December 31, 2004

General. The following table sets forth items derived from the consolidated statement of operations for the three-month periods ended December 31, 2004 and 2003. The results of operations for 2003 reflect the pre-amalgamation results of Mirtronics.


                                                              2004         2003

Revenue                                                     $812,471   $ 23,082

Administrative expenses                                      360,539     12,979
Other expenses                                               246,772          -
Loss on equity items                                          58,143     27,036
Gain on sale of shares of equity investee                     42,949          -
                                                            --------   ---------

Earnings  (loss) before income taxes                         189,966    (16,933)
Income taxes                                                  98,800      4,519
                                                            --------   ---------

Net earnings  for the period                                $ 91,166   $(21,452)
                                                            ========   =========




Revenue. Rental revenue for the three months ended December 31, 2004 was $763,899, an increase of $763,899, as compared to $Nil for the comparable 2003 period. The increase in rental revenue was due to the December 31, 2003 addition of the real estate portfolio in conjunction with the aforementioned amalgamation. Investment income for the three-month period ended December 31, 2004 increased to $48,572 from $23,082 in the comparable 2003 period. The increase in investment income is attributable to the larger investment portfolio resulting from the amalgamation.

Administrative Expenses. Administrative expenses include real estate operating expenses, fees for management and administrative services, legal and audit fees, financing expenses and public company shareholder costs. Administrative expenses for the three months ended December 31, 2004 increased to $360,539 from $12,979 in the comparable 2003 period. These increases were due to the December 31, 2003 inclusion of expenses related to the real estate portfolio from the previously noted amalgamation.

Other Expenses. The Company incurred interest expense of $98,338 for the three-month period ended December 31, 2004. Amortization during the three months ended December 31, 2004 was $148,434. These expenses are due to the December 31, 2003 addition of the real estate portfolio in conjunction with the aforementioned amalgamation.

Equity Items. During the three-month period ended December 31, 2004 the Company recorded an equity loss of $58,143. This compares to an equity loss of $27,112 during the comparable 2003 period. The increase in the loss in 2004 is a result of a lower gross profit by the Company's equity investee, Synergx, caused by a change in mix of product revenues and from unabsorbed fixed overheads. The decrease in product gross margins was partially offset by higher gross profit on subcontract and service revenues. Synergx also experienced higher interest costs due to higher interest rates and higher amortization on upgraded management information equipment and systems.

Income Tax Provision. During the three-month period ended December 31, 2004, the Company recorded future income tax expense of $98,800 due to the utilization of non-capital losses carried forward. The effective tax rate was 52.0% for the three-month period ended December 31, 2004, compared to 26.7% for the comparable 2003 period. The difference between the Company's statutory tax rate and its effective tax rate is due to permanent differences and, in 2003, an allowance taken against the realization of the future income tax benefits of the non-capital losses carried forward.

Net Earnings. The Company reported net earnings of $91,166 for the three months ended December 31, 2004, compared with a loss of $21,452 in the comparable 2003 period. The increase in 2004 was a result of the inclusion of the net earnings from the real estate and investment portfolios acquired from the aforementioned amalgamation.

Inflation. Inflation has not had a material impact on the results of the Company's operations in its last quarter, and it is not anticipated to materially impact on the Company's operations during its current fiscal year.




RELATED PARTY TRANSACTIONS

The Company entered into transactions and had outstanding balances with various companies related by common ownership and management.

The transactions with related parties are in the normal course of business and are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

Related party transactions for the three-month period ended December 31, 2004 are summarized as follows:

o Genterra Inc. leases its property situated at 450 Dobbie Drive, Cambridge, Ontario to The Cambridge Towel Corporation ("Cambridge"). The lease term, as renewed, commenced January 1, 2004 and ends December 31, 2007, at an annual net, net rental of $926,345. The results of operations include rental revenue of $231,586 pertaining to this lease for the period from October 1, 2004 to December 31, 2004. Mark I. Litwin and Stan Abramowitz are officers and/or directors of Genterra Inc. and Cambridge.

o Genterra Inc. leases its property situated at 200 Glendale Avenue North, Hamilton, Ontario to Cambridge. The lease term commenced February 1, 1996 and ends January 31, 2011, at an annual net, net rental of $413,400 for the first 5 years and at a negotiated rate thereafter. The results of operations include rental revenue of $103,350 pertaining to this lease for the period from October 1, 2004 to December 31, 2004. Mark I. Litwin and Stan Abramowitz are officers and/or directors of Genterra Inc. and Cambridge.

o Genterra Inc. leases part of its property situated at 140 Wendell Avenue, Toronto, Ontario to Distinctive Designs Furniture Inc. ("Distinctive"). The lease, which was renewed on October 1, 2004 at an annual rental of $275,000 per year, ends September 30, 2007. The results of operations include rental revenue of $77,977, inclusive of expense recoveries, pertaining to this lease for the period from October 1, 2004 to December 31, 2004. Alan Kornblum and Stan Abramowitz are directors and/or officers of Genterra Inc. and Distinctive. Fred A. Litwin owns or exercises control and direction over approximately 50.3% of Distinctive and 21.6% of the Company.

o Genterra Inc. leases part of its property situated at 1095 Stellar Drive, Newmarket, Ontario to Fitcity Health Centre Inc. ("Fitcity"). The lease term commenced January 1, 2003 and ends December 31, 2007 at an annual net, net rental of $100,770 per year. The results of operations include rental revenue of $57,978, inclusive of expense recoveries, pertaining to this lease for the period from October 1, 2004 to December 31, 2004. A wholly owned subsidiary of Genterra Inc. is a party to a loan agreement with Fitcity bearing interest at prime plus 1% per annum and repayable on demand. As at December 31, 2004, Fitcity owed an aggregate amount of $456,410 of secured debt under this facility. Mark I. Litwin is a director and/or officer of Genterra Inc. and Fitcity and is the majority shareholder of Fitcity.

o    Management Contracts

     During the three-month period ended December 31, 2004 Forum Financial Corporation ("Forum") provided administrative services to the Company for fees of $29,250. The services provided include office facilities and clerical services, including bookkeeping and accounting. When requested, additional services are also provided on a fee-for-service basis. Stan
     Abramowitz is an officer and director of Forum and the Company. Fred A. Litwin owns or exercises control and direction over Forum and 21.6% of the Company.

     During the three month period ended December 31, 2004 administrative services were provided to the Company by Sutton Management Limited ("Sutton") for fees of $6,000. Mark I. Litwin is a director and officer of Sutton and the Company. Mark I. Litwin is a 50% shareholder in Sutton. Sutton owns or exercises control and direction over approximately 28.0% of the Company.

     During the three-month period ended December 31, 2004 consulting services were provided to the Company by Mark I. Litwin for fees of $9,000. Mark I. Litwin is president of the Company. Mark I. Litwin is a 50% shareholder in Sutton. Sutton owns or exercises control and direction over approximately 28.0% of the Company.

     During the three-month period ended December 31, 2004 First Ontario Investments Inc. ("FirstOnt") provided property management services to the Company for fees of $27,500. Stan Abramowitz and Mark I. Litwin are directors and/or officers of FirstOnt and the Company. Fred A. Litwin owns or exercises control and direction over FirstOnt and 21.6% of the Company.


SHARE DATA

The following table sets forth the outstanding Share Data for the Company as at December 31, 2004:

                                                                                        Authorized       Issued
Class A shares
     - subordinate voting, participating, $0.005 non-cumulative priority dividend       Unlimited        18,279,225

Class B shares
      - multiple voting (8 votes each), participating                                   Unlimited           484,012
       (each share is convertible into 1 Class A share)

Special shares
     - voting, non-participating, redeemable                                            Unlimited                 -

Class C preferred shares, Series 1
     - non-voting, non-participating, $0.026 non-cumulative, redeemable                 Unlimited         1,704,115

Class D preferred shares, issuable in series:

     Series 1 - non-voting, non-participating, $0.0023 non-cumulative, redeemable       Unlimited         2,475,009

     Series 2 - non-voting, non-participating, $0.0023 non-cumulative, redeemable       Unlimited           810,059

Class E preferred shares
     - non-voting, non-participating, $0.14 cumulative, redeemable                      Unlimited           115,258

Class F preferred shares
     - non-voting, non-participating, $0.06 cumulative, $1 redeemable, convertible      Unlimited           632,493
       (each 98 Class F preferred shares are convertible into either 1 Class A share and 1 Class B or 2 Class A shares)

Preference shares, Series 1
     - non-voting, non-participating, redeemable, $0.0084 cumulative                    Unlimited         1,935,256


RISKS AND UNCERTAINTIES

THE COMPANY'S RESULTS ARE DEPENDENT ON ITS RENTAL REAL ESTATE PROPERTIES

The following items could be considered as risk factors related thereto:

a. REAL PROPERTY INVESTMENT

     All real property investments are subject to elements of risk. Such risks include, general economic conditions, local real estate market conditions, demand for real property generally and in the local area, competition for other available premises and various other risk factors.

     Real property investments tend to be relatively illiquid, with a degree of liquidity generally fluctuating in relation to demand for and the perceived desirability of such investments. Such illiquidity may tend to limit the Company's ability to vary its portfolio promptly in response to changing economic or investment conditions. If the Company were required to liquidate its real property investments, the proceeds to the Company might be significantly less than the aggregate value of its properties on a going concern basis.

b. LOSS OF SINGLE PURPOSE TENANTS COULD RESULT IN HIGHER LEASING COSTS

     The need to renew and release upon lease expiration is no different for Genterra than it is for any other real estate portfolio. Properties that are single tenant occupied, in particular the properties located at Dobbie Drive, Cambridge, Ontario, and Glendale Avenue North, Hamilton, Ontario, with their large single purpose tenants, have tenant specific leasehold improvements. In the event that Genterra is not successful in renewing these leases upon their expiration, or replacing them with a similar tenant, a significant amount of demolition will be required and could therefore be considered a risk factor.


c. THERE IS A NEED FOR RENTAL INCOME TO MAINTAIN CASH FLOW

     The effect of negative economic and other conditions on tenants, the impact on their ability to make lease payments and the resulting impact on property cash flows could be considered a risk. For the most part, Genterra's tenants are suppliers to the retail market and they, therefore, are vulnerable to adverse economic conditions that impact retail sales. To the extent that any one of the Company's tenants is negatively impacted by such a change in economic conditions and is no longer able to meet its rental obligations, this could impact the Company as expenditures, including property taxes, capital repair and replacement costs, maintenance costs, mortgage payments, insurance costs and related charges must be made throughout the period of ownership regardless of whether the property is producing any income. If the Company is unable to meet mortgage payments on its properties, loss could be sustained as a result of the mortgagee's exercise of its rights of foreclosure and sale.


d. PROPERTY FINANCING IS TAILORED TO RENTAL TERMS

     Genterra attempts to ensure that leases are net-net and that the cash flow derived therefrom is matched to the terms of the associated mortgage financing. To the extent that this cash flow is negatively impacted, Genterra's ability to meet its operating costs and financing obligations as they fall due could be considered a risk.


e. THE NEED TO RENEGOTIATE FINANCING TERMS AS THEY COME DUE

     The ability to renegotiate mortgage financing on the various properties as they fall due could be considered a risk factor. Save and except for the property located at Wendell Avenue, Toronto, Ontario, no other mortgage financing is due in the mid-term . The Wendell Avenue property mortgage is due April 2005. In the unlikely event that this mortgage could not be replaced this could be considered a risk factor.


f. RELOCATION/LOSS OF TENANTS COULD AFFECT LEASING FLEXIBILITY

     The relocation by an existing tenant could be considered a risk factor. The property located at Wendell Avenue, Toronto, Ontario is a multi-tenant facility with 70% of the building leased to 2 tenants. The balance of the building is leased to smaller tenants. In the event that one or more of these tenants was to terminate their lease and relocate, and such a tenant could not be replaced, this could be considered a risk factor as it could impact our ability to provide appropriate space to prospective tenants.


g. GENERAL UNINSURED LOSSES

     The Company carries comprehensive general liability for fire, flood, extended coverage and rental loss insurance with policy specifications, limits and deductibles customarily carried for similar properties. There are, however, certain types of risks (generally of a catastrophic nature such as wars or environmental contamination) that are either uninsurable or not insurable on an economically viable basis. Should an uninsured or underinsured loss occur, the Company could lose its investment in, and anticipated profits and cash flows from, one or more of its properties, but the Company would continue to be obliged to repay any recourse mortgage indebtedness on such property.


h. ENVIROMENTAL LEGISLATION AND CONTAMINATION

     Environmental legislation and policies have become an increasingly important feature of real property ownership and management in recent years. Under various laws, property owners could become liable for the costs of effecting remedial work necessitated by the release, deposit or presence of certain materials, including hazardous or toxic substances. Although all facilities are in compliance with regulatory standards, environmental contamination could be considered a risk factor. Genterra's tenants include companies in the textile manufacturing business which represent a potential environmental risk. In addition, the migration of third party offsite contamination to one of Genterra's properties could be considered a risk. The failure to effect any necessary remedial work may adversely affect the owner's ability to sell real estate or to borrow using the real estate as collateral and could result in claims against the owner.

THE COMPANY COULD BE ADVERSELY AFFECTED BY ITS EQUITY INVESTEE'S RELIANCE ON OTHER'S TECHNOLOGY

The Company has a large equity holding in Synergx, a Delaware company engaged in the fire and life safety business in the New York metropolitan area and Dallas, Texas. Synergx's business is dependent in part on its ability to design, produce and/or market equipment and systems which are responsive to market demand and government regulation. There can be no assurance that Synergx will identify such market requirements for its systems or will be able to respond quickly enough to retain or improve its market position. Because Synergx obtains components and accessory equipment from other sources of supply, to some extent it will be dependent on these parties to design and manufacture items that can be operated as part of Synergx's systems.

SYNERGX'S TECHNOLOGY MAY NOT BE ADEQUATELY PROTECTED

Synergx does not have and does not expect to obtain patents for its systems. There can be no assurance that Synergx's competitors will not develop competitive technology substantially similar to or better than Synergx's systems, or that competitors may not be able to use a trade name similar to Synergx's, which could result in a loss of sales by Synergx.

INTEREST RATE RISK

The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive from our investments without significantly increasing risk. Some of the securities that we invest in may have market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. For example, if we hold a security that was issued with a fixed interest rate at the then-prevailing rate and the prevailing interest rate later rises, the principal amount of our investment will probably decline. We currently maintain an investment portfolio primarily of Canadian Bond obligations and Equity Investments. Due to the short- term nature of these investments, we believe we have no material exposure to interest rate risk arising from our investments.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's discussion and analysis of its results of operations and financial condition are based upon its consolidated financial statements that have been prepared in accordance with generally accepted accounting principals in Canada. The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Estimates and assumptions are evaluated on an ongoing basis and are based on historical and other factors believed to be reasonable under the circumstances. The results of these estimates may form the basis of the carrying value of certain assets and liabilities and may not be readily apparent from other sources. Actual results, under conditions and circumstances different from those assumed, may differ from estimates.

The Company believes the following accounting policies are critical to its business operations and the understanding of results of operations and affect the more significant judgements and estimates used in the preparation of its consolidated financial statements:

Future Income Taxes - The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and tax basis of the assets and liabilities. Consistent with this policy, the Company recognizes future tax assets, net of a valuation allowance. Based on current projections of future taxable income over the periods in which the future income tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of the future tax assets. Changes in future profitability of the Company may impact the realization of these future tax assets.

ADDITIONAL INFORMATION
Additional information relating to the Company is available on SEDAR at www.sedar.com.

GENERAL

Except where otherwise indicated, information contained herein is given as of February 28, 2005.

                                 Form 52-109FT2

                        Certification of Interim Filings

                                  GENTERRA INC.



I, Mark I. Litwin, Chief Executive Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of GENTERRA INC. for the period ending December 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements, together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.


DATED: February 28, 2005.



"Signed"

Mark I. Litwin
Chief Executive Officer
Genterra Inc.

                                 Form 52-109FT2

                        Certification of Interim Filings

                                  GENTERRA INC.



I, Stan Abramowitz, Chief Financial Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of GENTERRA INC. for the period ending December 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements, together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.


DATED: February 28, 2005.



"Signed"

Stan Abramowitz
Chief Financial Officer
Genterra Inc.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                       GENTERRA INC.

Date: March 14, 2005                   By:/s/STAN ABRAMOWITZ
                                       Stan Abramowitz, Chief Financial Officer